United States securities and exchange commission logo





                             June 13, 2024

       Nathan Harte
       Chief Financial Officer
       Avino Silver & Gold Mines Ltd
       570 Granville Street Suite 900
       Vancouver, BC
       Canada, V6C 3P1

                                                        Re: Avino Silver & Gold
Mines Ltd
                                                            Form 40-F for the
Fiscal Year Ended December 31, 2023
                                                            Filed March 29,
2024
                                                            File No. 001-35254

       Dear Nathan Harte:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 40-F for the Fiscal Year Ended December 31, 2023

       Exhibit 99.2
       Note 3. Material Accounting Policies
       (i) Exploration and evaluation expenditures, page 15

   1. Your accounting policy states that proceeds from the sale of mineral products or farm outs during the exploration
and evaluation stage are deducted from the related capitalized costs. Please explain
how this policy complies with the guidance in Property, Plant and
                                                        Equipment - Proceeds
before Intended Use, Amendments to IAS 16, which became
                                                        effective for annual
reporting periods beginning on or after January 1, 2022. Please also tell us the amount of
revenues that were deducted from capitalized costs for both fiscal years ended December
31, 2023 and 2022.
 Nathan Harte
FirstName  LastNameNathan Harte
Avino Silver & Gold Mines Ltd
Comapany
June       NameAvino Silver & Gold Mines Ltd
     13, 2024
June 13,
Page 2 2024 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ranjit Singh Pawar at 202-551-2702 or Craig Arakawa at 202-551-3650 if
you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation